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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 28)*
OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Name of Issuer)
Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)
68370R 10 9

(CUSIP Number)
Bjørn Hogstad, Esq.
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 30, 2005

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter S. O’Driscoll, Esq.
Orrick, Herrington & Sutcliffe
Tower 42, Level 35
25 Old Broad Street
London EC2N 1HQ
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Security and Issuer
Item 4. Purpose of the Transaction
SIGNATURES

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 27, the “Statement”), is hereby amended and supplemented with respect to the items set forth below. Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 4. Purpose of the Transaction
     The URL contained in Item 4 of Amendment No. 27 to the Statement and in the letter attached as Exhibit 99.2 thereto is incorrect. The correct URL, at which the presentation referred to in Item 4 and such letter can be accessed, is http://www.innisfreema.com/telenor.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: August 30, 2005
TELENOR EAST INVEST AS
	By	/s/ Fridtjof Rusten
		Name:	Fridtjof Rusten
		Title:	Chairman of the Board

TELENOR MOBILE HOLDING AS
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	Chairman of the Board

TELENOR ASA
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	President and Chief Executive Officer